FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2005

Commission File No. 000-49751

NORSKE SKOG CANADA LIMITED

(Translation of registrant's name into English)

16TH Floor, 250 Howe Street

Vancouver

British Columbia, Canada V6C 3R8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:

Valerie Seager
Title:

Corporate Secretary

Date:  October 3, 2005

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

News release dated October 3,  2005

EXHIBIT 1

03 October 2005

Shareholders approve new name for BC paper producer

Vancouver, B.C. – NorskeCanada changed its name to Catalyst Paper Corporation following a shareholder meeting today. Shareholders voted 99% in favour of the change.

The company will begin using the new name immediately and on October 6, it will trade under a new ticker symbol – CTL – on the Toronto Stock Exchange.

“We are an independent company and it’s time we had a name that is uniquely our own,” said president and chief executive officer Russell J. Horner. “Catalyst is a good description of the way we operate and is a recognized trademark as the product brand we used to successfully market our directory papers around the world.”

The company gave notice of the proposal to change its name change in late July following a decision in June to dissolve a joint venture North American specialty marketing arrangement between NorskeCanada and Norske Skog ASA effective October 1.

Catalyst Paper will leverage regional energy, fibre and freight advantages as it continues to focus on production of paper grades favoured by publishing, printing, packaging and retail advertising markets. Specialty paper grades accounted for 50 per cent of the company’s production capacity and 55 per cent of the company’s total revenues in 2004.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp. With five mills employing 3,800 people at sites within 160 kilometres of each other on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. As part of the name change, the company’s website can now be found at www.catalystpaper.com. The company is headquartered in Vancouver, B.C.

For more information:

Media: Lyn Brown

Investors: Ralph Leverton

Vice-President, Corporate Affairs

Vice-President, Finance and CFO

604-654-4212

604-654-4040